FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 11, 2007

Item 3: News Release:

A news release dated and issued on April 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska finalizes Uranium exploration venture with Mitsubishi Development.

Item 5: Full Description of Material Change:

Vancouver, Canada, April 11th, 2007  –  CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to report that the Company has finalized an agreement with Mitsubishi Development Pty Ltd. (“MDP”), an Australian based mining company wholly owned by Mitsubishi Corporation in Japan, to undertake uranium exploration on CanAlaska’s 100%-owned West McArthur project as originally reported last year (see CanAlaska press release dated  September 6th, 2006).  The West McArthur Project is situated in Canada’s Athabasca Basin in the Province of Saskatchewan approximately 8km west of the McArthur River uranium mine (389,100,000 lbs. @ 25% U3O8).  The Project comprises nine large claim blocks across 359 square kilometres (88,516 acres).

N
Cameco
CanAlaska Uranium Ltd.
Mitsubishi Development Pty Ltd.
Areva
McArthur River Mine
Areva
Cameco
Athabasca Basin

West McArthur Uranium Project

0 2.5 5 10 15 20 25 Kilometrers

- West McArthur Project
- Other CanAlaska Claims
- Other Dispositions
- Roads

Mitsubishi Development Pty Ltd

Map Drafted By Andrew Watson for CanAlaska Uranium Copyright March 2007

MDP and CanAlaska have entered into an Option Agreement whereby MDP may acquire a 50% ownership interest in the West McArthur Project by spending a minimum Cdn$11.0 million in cash and exploration payments to CanAlaska over a 3½ -year period.  Upon MDP fulfilling its exploration commitments under the Option Agreement, the parties shall enter into a 50/50 joint venture to be governed under the terms of a pre-negotiated Joint Venture Agreement.  As a part of its exploration commitments, MDP will recompense to CanAlaska a total of Cdn$2,655,531 for exploration undertaken by CanAlaska on the project since June 1st, 2006.  Going forward, CanAlaska will act as Operator for the project and will be responsible for carrying out all exploration activities.  The terms of the Option and Joint Venture Agreements are subject to the regulatory approval of the TSX Venture Board.

The Athabasca Basin is widely considered as being the richest and one of the largest uranium producing regions in the world.  The West McArthur Project holds significant potential for uranium discovery.  In 2005 and 2006, CanAlaska flew a series of electromagnetic (“EM”) and gravity gradient airborne surveys which identified multiple uranium targets on the property.  Follow-up work in 2006 has included ground IP-Resistivity surveys, prospecting and initial target definition drilling.  Results of drilling in two target zones confirmed the depth to unconformity at 810 to 830 metres.

A Phase Three drilling program of 3,600 metres commenced on the Project on March 13th, 2007.  Two previous phases of drilling identified uranium mineralization and typical Athabasca unconformity-style uranium alteration halos in two areas on the northern portion of the claim holdings.  The two major zones of alteration and interest (“West Zone” and “East Zone”) are located on a regional graphitic conductor which contains, in detail, various horizontal and vertical offsets thought to be caused by major structural breaks in the basement rocks.  This geological environment in the Athabasca Basin is highly favourable for the hosting of major uranium deposits.

New Drilling
WMA008
WMA001
WMA002
WMA003
WMA004
WMA005
WMA006
WMA007
Cameco
Areva
0 1.5 3 6 9 12 15
Kilometres

Drilling Status as Of March 2007

New Hole

Previous Drill Holes

Mitsubishi Development Pty Ltd

The current drill program represents a series of progressive step-outs from the previous uranium–clay–silica zone intercepted in the last hole of the 2006 field season.  Hole 2006-WMA007 intersected a significant alteration halo consisting of 20 metres of intense silicification, underlain by fractured and clay-altered rocks.  The alteration halo and mineralized zone, pierced by the drill hole at approximately 800 metres depth, contained elevated uranium and trace element geochemistry, as well as stringer pitchblende (U3O8) mineralization.  The first hole of the new drilling season, 2007-WMA008, is located approximately 850 metres west of hole WMA007 on a target identified by a recent detailed AudioMagnetoTelluric (“AMT”) survey.  Further drill holes will test targets identified by Moving Loop TDEM / AMT surveys and structural lineaments derived from magnetic and gravity gradient surveys in this area.

The new drilling is progressively testing the continuation of the zone of very high conductivity and alteration determined by the early airborne and ground geophysical surveys, now confirmed by subsequent AMT / EM ground surveys and drilling.  The “West” zone appears to be composed of several targets along approximately 3 kilometres of a complex conductive zone.  The “East” zone is a highly disrupted area of the conductor, approximately 5 km long.  The four previous drill holes in this area will be followed with further infill test holes.

CanAlaska field personnel have also been working with MDP on additional areas of the property to localize drill targets within other strong airborne and surface geophysical conductors.  At least one of these targets is scheduled for drill testing in the current phase.

Mr. Peter Dasler, President & CEO of CanAlaska Uranium stated, “We are extremely pleased to welcome Mitsubishi as our exploration partner on the West McArthur project.  Based on initial exploration results, we believe there exists significant potential for the discovery of a major uranium deposit and we are most appreciative of the confidence and resources extended by Mitsubishi to CanAlaska in support of this aim.  Mr. Emil Fung, Vice President, Corporate Development of CanAlaska Uranium stated, “MDP’s selection of CanAlaska as an exploration partner reflects highly upon the skills and experience of CanAlaska’s uranium exploration team.  It also affirms the strategic stature of CanAlaska’s large portfolio of uranium land holdings in the Athabasca Basin.”

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in the winter of 2007 at West McArthur and at 4 other significant projects.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of April, 2007.